AS  FILED  WITH  THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2000
                                               REGISTRATION NO. 333-____________



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                              ____________________
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                              ____________________

                   ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)


          FLORIDA                                         65-0738251
(State or Other Jurisdiction of                        (I.R.S. Employer
Incorporation or Organization)                        Identification No.)

                           19200 Von Karman, Suite 500
                            Irvine, California 92612
          (Address of Principal Executive Offices, Including Zip Code)

                              Consulting Agreement
                            (Full Title of the Plan)
                              ____________________

                                    Roger May
                           19200 Von Karman, Suite 500
                            Irvine, California 92612
                                 (949) 622-5566
           (Name, Address, and Telephone Number of Agent for Service)


                             CALCULATION OF REGISTRATION FEE








Title of Securities  Amount to be  Proposed Maximum            Proposed Maximum           Amount of
to be Registered     Registered    Offering Price per Share    Aggregate Offering Price   Registration Fee


Common Stock,
no par value              400,000  $4.0623 (1)                 $1,625,200                  $429.06


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) based on the closing market price on February 8, 2000.

EXPLANATORY  NOTE

Advanced Communications Technologies, Inc. ("ADVC") has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the "1933 Act"), to register certain shares of common stock, no par value per share, issued to certain selling shareholders.

Under cover of this Form S-8 is a Reoffer Prospectus ADVC prepared in accordance with Part I of Form S-3 under the 1933 Act. The Reoffer Prospectus may be utilized for reofferings and resales of up to 400,000 shares of common stock acquired by the selling shareholders.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

ADVC  will  send  or  give the documents containing the information specified in
Part 1 of Form S-8 to employees or consultants as specified by Securities and Exchange Commission Rule 428 (b) (1) under the Securities Act of 1933, as amended (the "1933 Act"). ADVC does not need to file these documents with the commission either as part of this Registration Statement or as prospectuses or prospectus supplements under Rule 424 of the 1933 Act.

                                   REOFFER  PROSPECTUS

                        ADVANCED  COMMUNICATIONS  TECHNOLOGIES,  INC.
                             19200  VON  KARMAN,  SUITE  500
                               IRVINE,  CALIFORNIA  92612
                                   (949)  622-5566

                            400,000  SHARES  OF  COMMON  STOCK


The shares of common stock, no par value per share, of Advanced Communications Technologies, Inc. ("ADVC" or the "Company") offered hereby (the "Shares") will be sold from time to time by the individuals listed under the Selling Shareholders section of this document (the "Selling Shareholders"). The Selling Shareholders acquired the Shares pursuant to a Consulting Agreement for consulting services that the Selling Shareholders provided to ADVC.

The sales may occur in transactions on the NASDAQ over-the-counter market at prevailing market prices or in negotiated transactions. ADVC will not receive proceeds from any of the sale the Shares. ADVC is paying for the expenses incurred in registering the Shares.

The Shares are "restricted securities" under the Securities Act of 1933 (the "1933 Act") before their sale under the Reoffer Prospectus. The Reoffer Prospectus has been prepared for the purpose of registering the Shares under the 1933 Act to allow for future sales by the Selling Shareholders to the public without restriction. To the knowledge of the Company, the Selling Shareholders have no arrangement with any brokerage firm for the sale of the Shares. The Selling Shareholders may be deemed to be an "underwriter" within the meaning of the 1933 Act. Any commissions received by a broker or dealer in connection with resales of the Shares may be deemed to be underwriting commissions or discounts under the 1933 Act.

ADVC's common stock is currently traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol "ADVC."

                            ________________________

This investment involves a high degree of risk. Please see "Risk Factors" beginning on page 14.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS REOFFER PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ________________________

                                February 9, 2000

                                TABLE OF CONTENTS


Where  You  Can  Find  More  Information . . . . . . . . . .        2
Incorporated  Documents . . . . . . . . . . . . . . . . . .         2
The  Company . . . . . . . . . . . . .  . . . . . . . . . .         3
Risk  Factors . . . . . . . . . . . . . . . . . . . . . . .        14
Use  of  Proceeds . . . . . . . . . . . . . . . . . . . . .        17
Selling  Shareholders . . . . . . . . . . . . . . . . . . .        17
Plan  of  Distribution . . . . . . . . . . . . . . . . . .         18
Legal  Matters . . . . . . . . . . . . . . . . . . . . . ..        18
Experts . . . . . . . . . . . . . . . . . . . . . . . . . .        18
                            ________________________



You should only rely on the information incorporated by reference or provided in this Reoffer Prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this Reoffer Prospectus or any supplement is accurate as of any date other than the date on the front of this Reoffer Prospectus.

WHERE  YOU  CAN  FIND  MORE  INFORMATION

ADVC is required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") as required by the Securities Exchange Act of 1934, as amended (the "1934 Act"). You may read and copy any reports, statements or other information we file at the SEC's Public Reference Rooms at:

                 450 Fifth Street, N.W., Washington, D.C. 20549;
           Seven World Trade Center, 13th Floor, New York, N.Y. 10048

Please  call  the  SEC  at  1-800-SEC-0330 for further information on the Public
Reference Rooms. Our filings are also available to the public from commercial document retrieval services and the SEC website (http://www.sec.gov).

                             INCORPORATED DOCUMENTS

The SEC allows ADVC to "incorporate by reference" information into this Reoffer Prospectus, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Reoffer Prospectus, except for any information superseded by information in this Reoffer Prospectus.

ADVC's Report on Form 8-K, dated February 3, 2000 is incorporated herein by reference. In addition, the Form 10-SB filed by Smart Investment.com, Inc., the Company's predecessor, filed on December 10, 1999 is also incorporated herein by reference. In addition, all documents filed or subsequently filed by the Company under Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act, before the termination of this offering, are incorporated by reference.

The Company will provide without charge to each person to whom a copy of this Reoffer Prospectus is delivered, upon oral or written request, a copy of any or all documents incorporated by reference into this Reoffer Prospectus (excluding exhibits unless the exhibits are specifically incorporated by reference into the information the Reoffer Prospectus incorporates). Requests should be directed to the Chief Financial Offer at ADVC at ADVC's executive offices, located at 19200 Von Karman, Suite 500, Irvine, California 92612. ADVC's telephone number is
(949) 622-5566. The Company's corporate Web site address is http://www.adcomtech.com.

                                 THE  COMPANY

SUMMARY  OF  OPERATION

     Advanced Communications Technology, Inc. ("ADVC") is a Florida corporation formed to develop and market a new wireless communication network technology that will be trademarked and marketed as "SpectruCell". ACT 2001 is a network solution and comprises the Spectrum Efficient Microwave and SpectruCell multiple protocol wireless base station unit (which would be the core revenue generator). This application is discussed further below.

BACKGROUND  ON  WIRELESS  COMMUNICATIONS  TECHNOLOGY

     Conventional mobile networks primarily rely upon long-established mobile radio technology and traditional voice channel transmission. This was the only suitable technology available when cellular communications first evolved 20 years ago. The SpectruCell technology represents a departure from this somewhat antiquated technology.

     Conventional telephone networks were traditionally configured with a major Central Office Switch (CO) and numerous smaller switches (Points of Presence or POPS) throughout the network. The POPS collect calls from the outlying reaches of the network and route them back to the CO for processing and routing to the call termination.

     Cellular telephone networks evolved from the long established mobile radio telephone technology and the traditional call processing and voice channel transmission applications associated with that technology. Much of the call processing and routing is done at the cell site and this can be very restrictive because it depends upon the number of voice channels and processing capacity at each cell site. In a conventional telephone network environment any upgrades or call capacity changes can be effected at the Central Office switch, whereas in the present cellular network environment hundreds of cell sites would have to be upgraded individually.

SPECTRUCELL

     ADVC has developed a wireless communication network technology that will be trademarked and marketed as "SpectruCell". SpectruCell differentiates itself from existing communications networks by processing and transmitting numerous communications protocols (AMPS, CDMA, TDMA, GSM, W-CDMA, UMTS, 3G, Voice IP, etc.) as well as wireless internet applications, all within the one network.

     The SpectruCell system architecture is a distinct departure from conventional Cellular/PCS network structure. The SpectruCell architecture provides a method of transmitting the entire baseband spectrum from the receiving Antenna/Cell to a centralized Mobile Telephone Switching Office (MTSO) for call processing and redistribution, rather than processing calls at the cell site. Until approximately three years ago almost all cellular transmissions were Analog. In the current cellular network environment, additional call processing hardware has to be added to each cell site (usually around 200+ cells per average network), for network operators to transmit evolving new digital protocols (TDMA, CDMA, GSM, W-CDMA, etc.) over their existing cellular networks. This is a very expensive undertaking.

     In a SpectruCell network environment, the additional hardware and/or software upgrades would only be required at the MTSO/Central Office Switch location. The potential savings in network implementation and establishment costs, and cell site maintenance costs savings would be very substantial. In addition, given the SpectruCell network's ability to carry all current, evolving and future call protocols, there is also a significant potential for increased revenues from foreign roaming calls.

     Another major feature of SpectruCell is the capacity to dynamically assign channels and spectrum (call carrying capacity) to the cells requiring it most. In a sense, the Cellular operator would possess a so-called "elastic capacity" at cells in the system. Since all voice channels would be centrally located at the switch instead of at the cell/antenna site, individual voice channels and RF trunks can be distributed as needed to busy cell/antenna sites. Channels would be essentially "borrowed" from surrounding cells and used to support call traffic at the busier sites during call volume peaks. This is a distinct departure from present "honeycomb style" systems where each cellular network is dedicated to a single protocol and each cell has fixed call carrying capacity or bandwith, that is limited by the number of voice channels installed at each cell site. In essence, the SpectruCell architecture provides a basis for a paradigm shift from the conventional telecommunications central office switching structure for evolving wireless networks.

     For carriers to support multiple protocols such as GSM and CDMA digital mobile phones, current wireless communications technology requires separate cell sites with separate equipment for each protocol carried. Upon implementation, SpectruCell, however, will allow carriers to maintain and utilize their existing networks within a modern network platform that will enable them to support evolving protocols. By utilizing the SpectruCell multiple protocol wireless base station, network providers will be able to support current and in all probability future protocols with the same equipment on the same existing networks. Future protocols would be added to the network through software upgrades.

     Benefits  of  the  proposed  SpectruCell  network  include:

-    Cheaper  rollout  cost  due  to  the  network  being  wireless;
- Cheaper costs for upgrading existing networks to handle additional protocols through utilisation of existing network infrastructure rather than creating a new structure;
- Alleviate dropped calls and busy signals in current mobile networks that are caused through bottlenecks, as calls on the SpectruCell network would be configured through a distributed network rather than a centralised switching facility;
- Will permit cellular subscribers to directly access Internet services via mobile IP and other evolving data protocols (such as ITU 3G).

     In third world countries or regions of the world with little or no existing communications infrastructure, the SpectruCell system would provide for the deployment of a wireless communications network infrastructure (known as a "greenfield" installation"). This could be achieved at lower cost, and in a shorter time frame than an equivalent land-based infrastructure network.

SPECTRUM  EFFICIENT  MICROWAVE  ("SEM")

     In a cellular network, each cell is connected to the network via some form of backbone connection. A backbone connection is normally a high-speed link. These backbone connections are typically fibre optic cable, coaxial cable or point-to-point microwave. The advantage of using microwaves is that the service provider would not have the expense and time delays involved with laying cables in the ground or other hard-wired applications. In built up cities the cost of laying cable can be prohibitive. In mountainous areas the terrain can make cable laying impossible. Traditionally, microwave links have been limited in their data throughput, and have been expensive to implement because they use a large component of radio spectrum. Radio spectrum must be licensed and is costly.

     ADVC is presently finalizing negotiations for an exclusive license to an existing efficient modulation technique and intends to further develop that modulation technique. The existing system is currently in production and could be used to allow for a capacity upgrade to existing networks. Upon finalization of the license, ADVC proposes to develop a microwave link with spectral efficiency of approximately 6 times current technology, with a data rate of 155 MBs, which is substantially equivalent to fibre optic cable backbones. The SEM has applications in the provision of the medium and high rate backbones necessary for the deployment of mobile communications networks.

     One advantage of a SEM technique is that it has the capability to transmit up to 10 times the traffic of an existing system, without increasing use of bandwidth or radio spectrum. This could allow existing network providers to increase their capacity in the same spectrum by as much as six times. ADVC believes that demand for increased bandwidth will continue to develop and consequently sees this as both an exciting opportunity in the marketplace and an integral part of the proposed SpectruCell network. In a green field installation an efficient point-to-point microwave link could further enhance the attraction of a distributed SpectruCell network.

     The current development plan put forth by ADVC calls for a 155 Mb/s radio occupying a mere 30 MHz of RF bandwidth, making it spectrally efficient. ADVC is also negotiating to acquire the rights to another spectrally efficient microwave technology that, although it only transmits at 2 Mb/s (the same as most current Microwave links), it nevertheless operates at 1028 Quams, which will allow for two to three times the present capacity of the current Microwave links.

     These  microwave  links  are  complementary  to the SpectruCell technology.
Perhaps, most importantly, the combination of the two technologies has the potential to create a new wireless network architecture. ADVC managements perceives an unprecedented demand for this technology within the communications industry, and believes further that this demand will continue to grow as the need for high speed Internet access continues to expand at an increasingly rapid rate.

BUSINESS  DIFFERENTIATIONS

     The key attributes of the proposed ADVC business through its licensing arrangements and subsidiaries are as follows:

- Uniqueness of Product: Management of ADVC believes that there is no product similar to SpectruCell on the market that can process and transmit numerous communications protocols (AMPS, CDMA, TDMA, GSM, W-CDMA, UMTS, 3G, Voice IP, etc.), as well as Internet applications on one network. SpectruCell also would provide a distributed network platform that could minimize present network bottlenecks caused by central switching overloading.
- Universal Market Acceptance: SpectruCell is compatible with numerous communications technologies. This could enable easier integration and upgrading of existing networks. There are no substantial barriers to market entry as SpectruCell conforms to substantially all existing communications standards with its open system design.
- Supports Evolving Technology Standards: SpectruCell has been designed with an open architecture and is software upgradeable. This means that the SpectruCell network permits new technologies to be added via a software upgrade. SpectruCell also supports Digital Mode of Operation (DMO), the standard currently being adopted by many communication companies.
- Total Network Solution: The combination of the various technologies provide ADVC with a network capable of terminating voice and data via Voice IP to both mobile telephones and the traditional fixed network home/office phones.
- Third World Regions B Most Suitable Network: SpectruCell's ability to terminate to both mobile or fixed networks, combined with its ability to be efficiently deployed and operational, is a major advantage in third world regions.
- Financial Asset B "Lifesaver": SpectruCell provides network providers with a means of maintaining value in their investments in their often outdated network structures, (usually their primary financial asset), by plugging SpectruCell base stations into their existing networks.

SPECTRUCELL

     OVERVIEW

     The SpectruCell concept was originally developed in the United States in an entirely different format and configuration to the current product design. The request to develop the SpectruCell Wireless Base Station concept was presented to the Royal Melbourne Institute of Technology University ("RMIT") in the first quarter of 1998 for evaluation and development. The current technology for the SpectruCell Wireless Base Station unit has been developed entirely in Melbourne, Australia by the ADVC "Vision Team" in collaboration with the Department of Computer Systems Engineering at RMIT.

     ADVC has developed a wireless communication network technology that will be trademarked and marketed as "SpectruCell". Unlike existing communications networks, SpectruCell supports a wireless network architecture designed to process and transmit numerous communications protocols (AMPS, CDMA, TDMA, GSM, W-CDMA, UMTS, 3G, Voice IP, etc.) as well as wireless Internet applications, all within one network.

     By utilizing the SpectruCell multiple protocol wireless base station, network providers will be able to support substantially all current and future protocols with the same equipment on the same network through software upgrades.

     SPECTRUCELL  GATEWAY  DEVICE

     SpectruCell is a gateway device for mobile communications that bridges information from one medium or protocol to another. Conventional mobile communications networks use a base station as a gateway device to connect mobile phones (AMPS, GSM, CDMA) to the traditional fixed wire phone network (PSTN).

     In conventional networks, each protocol that the network supports (AMPS, GSM, CDMA) requires its own base station. Essentially, this means that for a network provider to roll out a new protocol, it must set up an entirely new network for each protocol. A good example of this is Telstra Australia's recently announced plans to spend $600 million implementing a new CDMA network to compliment their existing GSM network. With SpectruCell, Telstra could plug in the new base stations to their existing GSM network, enabling it to carry both protocols (CDMA and GSM) on the same network.

     SpectruCell, in essence, is designed to be a high-end software radio that can be configured to talk to multiple protocols simultaneously, allowing the network to support multiple protocols with a single base station. It also means that if a network provider wants to provide a new protocol to its customers, it would send a software upgrade to the SpectruCell unit.

     Key  Attributes  of  the  SpectruCell  Gateway  include:

- The ability to support most existing communication protocols (AMPS, GSM, CDMA) as well as allowing software upgrades to support potential future or evolving protocols (WCDMA, UMTS, PCS, 3G initiatives,etc.);
- The ability to support an IP (Internet Protocol) based network infrastructure, utilizing voice over IP (VoiceIP) and wireless Internet services (mobile IP);
- Easier integration into an existing network and roll out in countries with no telecommunications infrastructure (known as Greenfield installations);
- SpectruCell allows the installation of a telecommunications infrastructure with a wireless backbone;
- Low earth orbit satellites (LEOS) and high altitude drone aircraft can be used to support a SpectruCell network's infrastructure;
- External interfaces to a SpectruCell gateway device are of a non-proprietary nature. SpectruCell interfaces generally conform to existing standards for information exchange including the air interface, switch interface and billing and management interfaces. Such an open system improves its viability in a changing marketplace.

     INTERNET  PROTOCOL

     A SpectruCell base station provides an ability to provide a mobile Internet Protocol ("IP"). IP has been developed over many years to provide a generic, efficient and flexible data communications protocol. Many telecommunications networks are now picking up on IP's efficiencies in transporting voice traffic (known as "voice over IP") as well as the more traditional data services. By using IP as the core protocol for inter-cell communications, SpectruCell provides more efficient base station networking. More significantly, SpectruCell provides a method for integration of future mobile Internet services.

     At present, all wireless IP traffic must be encapsulated into existing air-interface protocols, leading to many inefficiencies. For example, while GSM is very efficient at carrying voice traffic via radio, it is inefficient at providing data/internet connectivity, being both expensive and slow.

     Other voice call based air protocols, such as AMPS, suffer similar speed and expense difficulties. This inefficiency is because of the fundamental problems associated with sending packet-based (Internet) traffic on a connection-oriented network (GSM/AMPS). The centralized architecture of a traditional cellular network is also inappropriate for third generation personal communications protocols, which is why SpectruCell has developed a distributed design.

     THE  SPECTRUCELL  NETWORK

     Rather than having a central controller (potentially a central point of failure), SpectruCell moves control and call processing/routing into the base stations. In some cases, where compatibility with existing protocols is required, there would need to be some centralized control. This would not mean all communications traffic would have to be routed centrally, just the control information. This semi-centralized architecture provides a more dynamic network capacity and a level of network redundancy. This style of network structure would help to eliminate MTSO congestion that causes network overloads and results in dropped or lost calls.

     The SpectruCell architecture does not require a land-based backbone connection between cell sites. An inter-cell connection can just as easily be implemented using a point-to-point microwave link or via a satellite.

     The telecommunications market dictates that there will always be a wide variety of traffic with different priorities. The SpectruCell base station's router functionality means it can prioritize the various types of traffic and because bandwidth costs are a significant factor in modern network operations, SpectruCell can accommodate variations in both channel bandwidth and cost. For example, there may be both a fibre optic connection and a satellite connection to the SpectruCell base station. This could enable the base station to rout time-critical voice traffic over the fibre backbone, while sending less time-critical traffic, such as email and web pages, over the satellite link.

     KEY  ADVANTAGES

     A SpectruCell network is a flexible network architecture. It has two principle advantages over conventional cellular networks:

- It is able to support multiple protocols (AMPS, CDMA, GSM, 3G, Wireless IP) in a single base station and
- It has the ability to dynamically reconfigure base stations to support various protocols through software upgrades.

     Spectracell can also generally be integrated with current networks and is consistent with what ADVC management perceives as the direction of the industry, including the concept of Digital Mode of Operation (DMO). SpectruCell's architecture allows:

- Both immediate and long term integration into communication network infrastructures.
- The support of Voice over IP networks. IP will enable voice to be delivered over VPN (virtual private networks), allowing telecommunications providers to act as primary carriers to other providers who are acting as the primary service provider to the customer. Primary service providers will be able to manage their own mobile services within the primary carrier's environment.
- A reduction in the total cost of network ownership through cheaper rollout costs and improved end user focus.
- Better ways of providing both improved and additional services to customers, such as number redirection or call center handling.
- Better access to developing products based on the facilities within intelligent networks.
- The potential development of new products for the mobile market. The open system approach provides a basis for developers to create new products and services that use the SpectruCell unit. Many of these new applications have not been developed yet, but SpectruCell's platform will support many new mobile communications services and applications.

     The internal architecture of a SpectruCell base station is designed to provide flexibility for future upgrades. In its present form, SpectruCell uses processors which, to a certain degree, limits the network's bandwidth capacity. In the current configuration, some of that processing is done in dedicated hardware with more processors added as needed in a parallel architecture. As processor speeds increase, the capability of a SpectruCell base station also increases.

MARKET  ENVIRONMENT

     Including planned roll-outs through 1999, there are 730 Cellular networks worldwide and it is estimated that on average there are usually 200+ cells/antenna sites per network, or approximately 146,000 cells. In addition the World Bank reports that third world countries alone will spend US $40 billion a year on telecommunications infrastructure. SpectruCell units have a potential ability to replace virtually every Cell/Antenna site currently being operated throughout the world, as well as to become the primary system of choice for all new systems.

     The  market  in  which  ADVC  operates  is  growing  rapidly:

- Dataquest estimates that the expected growth of the US wireless market alone will grow from 3 million users to 36 million by 2003.
- The International Telecommunications Union, established by the United Nations estimates that the number of mobile wireless communications users will grow to in excess of 2 billion by 2010.
- At present, there are approximately 800+ networks worldwide with an average of 500 to 1,000 cell sites each.

SALES  AND  MARKETING

     MARKETING  STRATEGY

     ADVC intends to conduct marketing focused directly at the CEO level, utilizing the relationships that ADVC management has established within the
telecommunication  industry.    The  direct  emphasis  will  be  focused  on:

     Third World Countries: SpectruCell has the ability to provide "green field" networks in third world countries. In regions with little or no existing communications infrastructure, the SpectruCell system will provide a means for the deployment of a wireless communications network infrastructure, at reduced cost, and in a shorter time frame than an equivalent land-based network.

     Major Telecommunication Companies: ADVC will look to partner with major telecommunication companies in each region. The SpectruCell unit has advantages due to its capability of handling multiple protocols.

     Test Market through Advanced Global Communications: Advanced Global Communications, a wholly-owned subsidiary of ADVC ("AGC") will provide the platform for ADVC to launch its prototype in June 2000. The test phase will be supervised personally by Roger May and James Rennie. AGC was formed to become the operational arm of ADVC for all North and South American based communication operations as well as the holding company for all currently owned switching operations, planned acquisitions of other switching and communications companies.

     SALES  STRATEGY

     ADVC plans to take advantage of the established sales and distribution channels that are already established within other companies. As such, ADVC will look to establish joint venture marketing and distribution agreements with established reputable companies in key demographic and marketing locations. In markets where suitable joint venture arrangements can not be established ADVC will look to establish its own regional or national distributors.

     SOURCES  OF  REVENUES

     Company revenues will be derived from three sources: SpectruCell unit sales for new systems, existing network upgrades (SpectruCell can be added to an existing network and run in conjunction with other system architecture), and the sale of RF wireless circuitry boards. There is an additional potential for the sale of licensing arrangements.

PROPRIETARY  TECHNOLOGY

     The unique proprietary element of the SpectruCell architecture is in the design of the Wide Band Spectrum Signal Processor (SSP) at the Mobil Telephone Switching Office (MTSO) that will enable the transmission of the full spectrum of the base band signal to the MTSO for processing and distribution. The unique and extremely complex design of the SSP that will be located at the MTSO is the key to the operational viability of UWSC, SpectruCell will be able to utilize either existing fiber optic technology or dedicated point to point radio frequency bandwidth to connect the MTSO to the Antenna site. Both the specially designed DSP at the cell/antenna site and the SSP at the MTSO and much of the specialized circuitry necessary to process the full spectrum of the base band signal, with the variable frequency modulation, are proprietary to the Company. Patents and copyrights will be applied for in regard to all appropriate circuitry design and specialized applications.

     The SpectruCell concept is essentially a wide-area distributed antenna network connected via fiber trunks to a radio controller and switching center. Aside from the proprietary SSP circuitry and software, SpectruCell relies primarily on existing components and sub-systems. Any technology risk usually associated with a new product is minimal as SpectruCell is simply a further development and re-application of current technology. SpectruCell's fiber backbone (for Phase 2 development point to point high speed radio frequency connection) provides unlimited bandwidth potential to any operator, and the system is forward and backwards compatible with any wireless access standard, including currently evolving and future protocols.

COMPETITION

     The SpectruCell system will compete with traditional cellular telephone technology and other wireless communication technology. Without a doubt, existing wireless communications companies have substantially greater resources and market penetration than the Company. We will have to differentiate our technology through cost savings in implementation and upgrades and through improved service.

     Some of the competitive advantages of the SpectruCell system are more efficient equipment utilization, reduced capital equipment costs (preliminarily estimated at 50%-70% less), and higher revenues from increased U.S. and foreign roaming, or multiple protocol, calls handled in domestic networks. One very important advantage is that SpectruCell can be implemented into existing cellular networks and run in parallel with conventional cellular network technology. It does not require the complete redesign and replacement of the existing cellular network structure. Rather it can be implemented in stages, until the entire network structure has been upgraded to the SpectruCell architecture.

     We cannot be sure that we will be able to effectively compete with existing wireless network companies or that we will gain acceptance for the SpectruCell system.

GOVERNMENT  REGULATION

     The Company's proposed provision of wireless communications services is subject to substantial government regulation. Federal law regulates interstate and international telecommunications, while states have jurisdiction over telecommunications that originate and terminate within the same state. Changes in existing policies or regulations in any state or by the Federal Communications Commission ("FCC") could have a material adverse effect on our financial condition or results of operations. There can be no assurance that the regulatory authorities in one or more states or the FCC will not take action having an adverse effect on the business or financial condition or results of operations of the Company.

RECENT  DEVELOPMENTS

     HIGH  ALTITUDE  AIRCRAFT  OR  SATELLITE  IMPLEMENTATION

     A European company recently expressed a high degree of interest in SpectruCell operated from low altitude aerial mobile wireless networks for data transmissions utilizing high altitude aircraft as technological platform. Operators of one of the major low level satellite networks in eastern Europe also expressed a high level of interest. Both of these companies expressed an interest in utilizing the SpectruCell technology in their low level aerial platform to create a truly wireless network for high speed data/voice and Internet functionality.

     FORMATION  OF  ADVANCED  GLOBAL  COMMUNICATIONS,  INC.

     On July 20, 1999, Advanced Global Communications, Inc. ("AGC") was incorporated in the State of Florida. AGC is a wholly-owned subsidiary of the Company. AGC was formed for acting as the operational arm of the Company for all United States based communications operations as well as the holding company for all currently owned switching operations and proposed acquisitions.

     In November 1999, AGC entered into an agreement with the Company, World IP Incorporated, Sur Comunicaciones, S.A., Acinel, S.A. and the former shareholders of World IP. Under the agreement, AGC agreed to purchase 51% of World IP's common stock for $95,000 cash to be paid by January 12, 2000. In addition to the cash paid for the stock, AGC will pay up to $60,000 to World IP which funds will be used to open a point of presence in Venezuela. In addition, the Company issued 500,000 shares of restricted common stock to the former shareholders of World IP. Those shares may be adjusted up to 1,000,000 restricted shares upon measuring the performance of World IP and its subsidiaries, Sur Comunicaciones and Acinel.

BUSINESS  HISTORY

     ADVC was incorporated as a Nevada corporation on April 30, 1998. On April 7, 1999, the Company merged with Media Forum International Inc ("MFII"), a Florida corporation, pursuant to which MFII was the surviving entity but subsequently changed its name to Advanced Communication Technologies, Inc. This transaction is known as a reverse acquisition. The company was established for the development and production of the SpectruCell System.

     Upon completion of the merger with MFII, the Company changed its trading symbol and began trading on the Over-the-counter Bulletin Board maintained by Nasdaq under the symbol "ADVC." On January 4, 1999, the NASD advised that all OTCBB companies would be required to become "reporting companies" in accordance with the rules and regulations of the Securities and Exchange Commission or be subject to deletion from the OTCBB. The NASD provided a phase in schedule based on each company's trading symbol on January 4, 1999. Since the Company's symbol on January 4, 1999 was MFMI, the Company's stock was subject to delisting effective February 10, 2000 if it had not become reporting. In January 2000, ADVC acquired Smart Investment.com, Inc. ("SICI") through a stock exchange with SICI's sole shareholder. Immediately upon completion of that acquisition, ADVC elected successor issuer status in accordance with Rule 12g-3 promulgated under the Securities Act of 1934, as amended, and consequently became a "reporting company" in compliance with the NASD's requirements.

EMPLOYEES

     As of December 31, 1999, we had four full-time employees and no part time employees, not including the employees of any of our acquired organizations. Of these employees, three work in our administrative offices and one works for AGC. None of our employees is covered by any collective bargaining agreement. We believe that our relations with our employees are good.

FACILITIES

     Our principal executive offices are located at 19200 Von Karman, Suite 500, Irvine, California 92612. Rental payments on the lease were $1,250 per month for a lease term of six months from July 24, 1999, which was extended and amended on December 15, 1999 to increase the rental rate to $1,300 per month for an additional six months. At the end of the lease terms for our rental space, we believe that we can lease the same or comparable offices at approximately the same monthly rate.

                                 RISK  FACTORS

In this section we highlight some of the risks associated with ADVC's business and operations. Prospective investors should carefully consider the following risk factors when evaluating an investment in the common stock offered by this Reoffer Prospectus.

     INVESTORS CANNOT DETERMINE POTENTIAL REVENUES, PROFITS OR FAILURES FROM OUR HISTORY BECAUSE OUR BUSINESS HAS EXISTED FOR ONLY A SHORT PERIOD OF TIME. Our executive officers commenced our major line of business relatively recently. Accordingly, you can evaluate our business, and therefore our future prospects, based only on a limited operating history. In addition, you must consider our prospects in light of the risks and uncertainties encountered by companies in an early stage of development in new and rapidly evolving markets.

     WE HAVE NEVER BEEN PROFITABLE AND MAY NOT BE PROFITABLE IN THE FUTURE. We have incurred losses in our business operation since our inception. We expect to continue to lose money for the foreseeable future, and we do not know when we will become profitable, if at all. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

     OUR AUDITORS HAVE ADVISED THAT WE HAVE TO OBTAIN ADDITIONAL CAPITAL TO CONTINUE IN BUSINESS. Our auditors in their report included in our financial statements have expressed doubt about our ability to continue as a going company. That risk is primarily dependent on our ability to raise sufficient money to undertake our business plan. If we do not continue as a business, our stock would be worth substantially less.

     WE  MAY  BE  UNABLE TO MEET OUR CAPITAL REQUIREMENTS WHICH MAY SLOW DOWN OR
CURTAIL OUR BUSINESS PLANS . If our capital is insufficient to conduct our business and if we are unable to obtain needed financing, we will be unable to promote our Spectracell system, build out communications systems or otherwise our competitive position. Since we intend to rapidly commence development and completion of our system, it is certain that we will require additional capital. We have not thoroughly investigated whether this capital would be available, who would provide it, and on what terms. If we are unable to raise the capital required to fund our growth, on acceptable terms, our business may be seriously harmed or even terminated.

     THERE IS A LIMITED PUBLIC TRADING MARKET FOR OUR COMMON STOCK. Our Common Stock presently trades on the Nasdaq over-the-counter bulletin board under the symbol ADVC. There can be no assurance, however, that such market will continue. There can be no assurance that any other market will be established in the future. There can be no assurance that an investor will be able to liquidate his or her investment without considerable delay, if at all. The price of our Common Stock may be highly volatile.

     COMPETITION. The wireless telecommunications industry is highly competitive and affected by the introduction of new services by, and the market activities of, major industry participants, including AT&T Corp., Pacific Bell, Sprint and other wireless cellular carriers. Competition in the business is based upon pricing, customer service, billing services and perceived quality. Most of our competitors are substantially larger and have greater financial, technical and marketing resources. Although we believe that we have the human and technical resources to pursue our strategy and compete effectively in this competitive environment, our success will depend upon our continued ability to profitably provide high quality, high value services at prices generally competitive with those charged by our competitors.

     CONCENTRATION OF STOCK OWNERSHIP. As of December 31, 1999, the present directors and executive officers, and their respective affiliates beneficially owned approximately 34.9% of our outstanding common stock. As a result of their ownership, the directors and executive officers and their respective affiliates collectively are able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.

     DEPENDENCE ON MANAGEMENT. Our success depends, to a significant extent, upon certain key employees and directors, including primarily, Roger May. The loss of services of one or more of these employees or director could have a material adverse effect on our business. In addition, we have substantial need for additional qualified management and marketing personnel. We believe that our future success will also depend in part upon our ability to attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in attracting and retaining such personnel. Competition for such personnel is intense. We currently do not maintain a policy of key man life insurance on any employees.

WE RELY ON LICENSES FOR OUR TECHNOLOGY. Our SpectruCell technology is operated through a license with a related party. The license agreement provides for the payment of certain fees and is limited to North and South America.

     "PENNY STOCK" ISSUES. The shares of the Common Stock are "penny stocks" as defined in the Exchange Act, which are traded on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the Common Stock being registered hereby. In addition, the "penny stock" rules adopted by the Commission under the Exchange Act subject the sale of the shares of the Common Stock to certain regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities. Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities. Accordingly, the Commission's rules may limit the number of potential purchasers of the shares of the Common Stock.

     If the Company can meet the listing requirements in the future, management intends to apply to include the shares of the Common Stock being registered hereby for quotation on The NASDAQ SmallCap Market operated by The NASDAQ Stock Market. The Common Stock has not yet been approved for quotation on The NASDAQ SmallCap Market and there can be no assurance that an active trading market will develop or if such market is developed that it will be sustained. The NASDAQ Stock Market recently approved changes to the standards for companies to become listed on The NASDAQ SmallCap Market, including, without limitation, new corporate governance standards, a new requirement that companies seeking listing have net tangible assets of $2,000,000, market capitalization of $35,000,000 or net income of $500,000 and other qualitative requirements. If the Company is unable to satisfy the requirements for quotation on The NASDAQ SmallCap Market, trading in the Common Stock being registered hereby would continue to be conducted on the OTC Bulletin Board. Even if the shares of the Common Stock are listed for quotation on The NASDAQ SmallCap Market, the market price of the shares must remain above $5.00 per share or else such shares will be subject to the "penny stock" rules of the Commission discussed above. If the market price of such shares falls below $1.00 per share, such shares will be delisted from The NASDAQ SmallCap Market and will once again be quoted on the OTC Bulletin Board.

     In addition to the recent changes in The NASDAQ SmallCap Market listing requirements discussed above, the National Association of Securities Dealers, Inc. (the "NASD") has recently announced changes in the requirements for continued quotation on the OTC Bulletin Board. Essentially the new rules require OTC Bulletin Board companies to file quarterly and annual reports, required under the Exchange Act, with the Commission or appropriate banking or insurance regulators. If companies currently quoted on the OTC Bulletin Board do not comply with the new NASD rules, their shares will only be quoted in the less automated "Pink Sheets", a system run by the National Quotation Bureau, Inc. If for some reason the Company should not file its required reports pursuant to the Exchange Act, it is possible that the Company would no longer be eligible for quotation on the OTC Bulletin Board and would be relegated to the "Pink Sheets", There can be no assurance that an active trading market will develop for the shares of the Common Stock in the "Pink Sheets" or if such market is developed that it will be sustained.

     RESALE RESTRICTIONS. Various state securities laws impose restrictions on transferring "penny stocks" and as a result, investors in the Common Stock may have their ability to sell their shares of the Common Stock impaired. For example, the Utah Securities Commission prohibits brokers from soliciting buyers for "penny stocks", which makes selling them more difficult.

     NO DIVIDENDS. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The payment of dividends by the Company will depend on its earnings, financial condition and other business and economic factors affecting the Company at that time as the Board of Directors may consider relevant. The Company currently intends to retain any earnings to provide for the development and growth of the Company.

     POTENTIAL REVENUE AND STOCK PRICE VOLATILITY. The Company's future operating results may vary substantially from quarter to quarter. Revenues in any quarter are substantially dependent on receipt of orders and installations in that quarter and the Company's staffing and operating expenses are based on anticipated revenue levels from these orders. Since a high percentage of this Company's costs are fixed, the loss of any one order or the failure to obtain new orders as existing orders are completed could cause significant fluctuations in the Company's revenue and cash flow from quarter to quarter. Due to these and other factors, including the general economy, stock market conditions or announcements by the Company or its competitors, the market price of the Common Stock may be highly volatile.

     FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS. Management believes that this Reoffer Prospectus contains forward-looking statements, including statements regarding, among other items, the Company's future plans and growth strategies and anticipated trends in the industry in which the Company operates. These forward-looking statements are based largely on the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described herein, including, among others, regulatory or economic influences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                 USE  OF  PROCEEDS

ADVC will not receive any of the proceeds from the sale of shares of common stock by the Selling Shareholders.

                              SELLING SHAREHOLDERS

The Shares of the Company to which this Reoffer Prospectus relates are being registered for reoffers and resales by the Selling Shareholders, who acquired the Shares pursuant to a compensatory benefit plan with ADVC for consulting services they provided to ADVC. The Selling Shareholders may resell all, a portion or none of such Shares from time to time.

The table below sets forth with respect to the Selling Shareholders, based upon information available to the Company as of February 8, 2000, the number of Shares owned, the number of Shares registered by this Reoffer Prospectus and the number and percent of outstanding Shares that will be owned after the sale of the registered Shares assuming the sale of all of the registered Shares.





                                                                                       % OF SHARES
                         NUMBER OF          NUMBER OF SHARES                            OWNED BY
 SELLING                SHARES OWNED        REGISTERED BY       NUMBER OF SHARES       SHAREHOLDER
 SHAREHOLDERS           BEFORE SALE         PROSPECTUS          OWNED AFTER SALE        AFTER SALE
---------------------  ---------------      ----------------    -----------------     --------------

M. Richard Cutler (1)     600,000              400,000              200,000                 0.30%


(1) Of such shares, 200,000 are held in the name of MRC Legal Services Corporation. M. Richard Cutler is the sole shareholder of MRC Legal Services Corporation.

                              PLAN OF DISTRIBUTION

The Selling Shareholders may sell the Shares for value from time to time under this Reoffer Prospectus in one or more transactions on the Over-the-Counter Bulletin Board maintained by Nasdaq, or other exchange, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Shareholders may effect such transactions by selling the Shares to or through brokers-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions).

The Selling Shareholders and any broker-dealers that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the 1933 Act, and any commissions received by them and any profit on the resale of the Shares sold by them may be deemed be underwriting discounts and commissions under the 1933 Act. All selling and other expenses incurred by the Selling Shareholders will be borne by the Selling Shareholders.

In addition to any Shares sold hereunder, the Selling Shareholders may, at the same time, sell any shares of common stock, including the Shares, owned by him or her in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this Reoffer Prospectus.

There is no assurance that the Selling Shareholders will sell all or any portion of the Shares offered.

The Company will pay all expenses in connection with this offering other than the legal fees incurred in connection with the preparation of this registration statement and will not receive any proceeds from sales of any Shares by the Selling Shareholders.


                                  LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for the Company by Jack H. Halperin, counsel to the Company. Mr. Halperin is the beneficial owner of 244,000 shares of the Company's common stock.


                                     EXPERTS

The balance sheets as of June 30, 1998, March 31, 1999 and June 30, 1999 and the statements of operations, shareholders' equity and cash flows for the fiscal years ended June 30, 1998 and June 30, 1999, and for the nine months ended March 31, 1999, of Advanced Communications Technologies, Inc. (and its predecessor Media Forum International, Inc.), have been incorporated by reference in this Registration Statement in reliance on the report of Weinberg & Company, P.A., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                       PART  II

                   INFORMATION  REQUIRED  IN  THE  REGISTRATION  STATEMENT

ITEM  3.     INCORPORATION  OF  DOCUMENTS  BY  REFERENCE.

     The following documents are hereby incorporated by reference in this Registration Statement:

(i) Registrant's Form 8-K for an event on January 31, 2000, filed with the Commission on February 4, 2000.

(ii) Registrant's Form 10-SB (in the name of Smart Investment.com, Inc., the Company's successor) filed on December 10, 1999.

(iii) All other reports and documents subsequently filed by the Registrant pursuant after the date of this Registration Statement pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference and to be a part hereof from the date of the filing of such documents.

ITEM  4.     DESCRIPTION  OF  SECURITIES.

     Not  applicable.

ITEM  5.     INTERESTS  OF  NAMED  EXPERTS  AND  COUNSEL.

Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Jack H. Halperin, counsel to the Company. Mr.
Halperin is the beneficial owner of 244,000 shares of the Company's common stock.


ITEM  6.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     The Corporation Laws of the State of Florida and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

ITEM  7.     EXEMPTION  FROM  REGISTRATION  CLAIMED.

     The Shares were issued for consulting and advisory services rendered. These sales were made in reliance of the exemption from the registration requirements of the Securities Act of 1933, as amended, contained in Section 4(2) thereof covering transactions not involving any public offering or not involving any "offer" or "sale".

ITEM  8.     EXHIBITS
2.1     Articles  of  Incorporation  of  Media  Forum  International,  Inc.
2.2     Second  Amendment  to  Articles  of  Incorporation  of Telenetworx, Inc.
2.3 Third Amendment to Articles of Incorporation of Media Forum International, Inc.
2.4     Bylaws  of  the  Company
5       Opinion  of  Jack  H.  Halperin.
10.1    Consulting  Agreement  with  M.  Richard Cutler dated January 31, 2000.
23.1 Consent of Weinberg & Company, P.A., independent public accountants
23.2 Consent of Jack H. Halperin (contained in his opinion set forth as Exhibit 5 hereto)

ITEM  9.     UNDERTAKINGS.

     (a)     The  undersigned  Registrant  hereby  undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that is meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on February 9, 2000.

                                   ADVANCED  COMMUNICATIONS  TECHNOLOGIES,  INC.



                                    /s/  Roger  May
                                   -------------------
                                   By:     Roger  May
                                   Its:     Chief  Executive  Officer



     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.




   /s/   Roger  May                    Chief  Executive Officer, Chairman of the
-------------------                    Board and Director
Roger  May


 /s/  Wayne  I. Danson                 Chief Financial Officer and Director
------------------------
Wayne  I.  Danson


 /s/   Jonathan  J.  Lichtman           Director
-------------------------------
Jonathan  J.  Lichtman


/s/   Dr.  Michael  Finch               Director
----------------------------
Dr.  Michael  Finch


/s/   Randall  Prouty                   Director
------------------------
Randall  Prouty


/s/    Wilbank  J.  Roche               Director
----------------------------
Wilbank  J.  Roche